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                              December 16, 2020

       Yishai Cohen
       Chairman, CEO and President
       Landa App LLC
       1 Pennsylvania Plaza, 36th Floor
       New York, NY 10119

                                                        Re: Landa App LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed December 2,
2020
                                                            File No. 024-11377

       Dear Mr. Cohen:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A Filed December 2, 2020

       Distribution Policy, page 56

   1. We note your response to comment 3. We continue to consider your response and your disclosures. We may
have further comment.
   2. We note your responses to comments 2 and 3 and your revised disclosure. We further note that each series
will derive its cash flows from only a single property, your lack of operating history, the
potentially significant impact of unanticipated capital expenditures and repairs, the
short-term nature of your leases, and the difficulty, time and expense involved in recovering
unpaid amounts from tenant defaults. These items could impact your determination that
your cash available for distribution from each series, on an
 Yishai Cohen
Landa App LLC
December 16, 2020
Page 2
       individual basis, will be predictable in such a manner as to provide a reasonable basis for projecting a cash distribution. Please provide a detailed analysis of your reasonable basis for making these projections, focusing on each estimate and assumption inherent in this calculation and discussing how you considered the items noted above. Management's Discussion and Analysis of Financial Condition and Results of Operation
Related Party Loans, page 61

3. We note that each series is expected to enter into a Refinance Note. Please tell us and revise your filing to disclose if the debt will be interest only or will require principal payments.
Pro Forma Condensed Combined Balance Sheet as of June 30, 2020, page F-22

4. We note your response to comment 5 and your revisions to your notes to your unaudited pro forma condensed combined financial statements. We will continue to monitor your filing for your consideration of a potential impairment loss on Landa Series 115 Sardis
       Street.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.



                                                              Sincerely,
FirstName LastNameYishai Cohen
                                                              Division of
Corporation Finance
Comapany NameLanda App LLC
                                                              Office of Real
Estate & Construction
December 16, 2020 Page 2
cc:       Lillian Brown
FirstName LastName